

40-33

811-03503
(UBS Painewebber RMA Money Fund)
Branch 16

November 2, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: UBS Global Asset Management (US) Inc.
UBS Global Asset Management (Americas) Inc.

Ladies and Gentlemen:

Please find enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940 (the "1940 Act") a copy of a purported Class Action Complaint in a lawsuit captioned Barbara Barrett, Individually and on behalf of all others similarly situated, Plaintiff, vs. UBS-AG, UBS Global Asset Management (US) Inc., UBS Global Asset Management (Americas) Inc., UBS Global Asset Management International LTD., DSI International Management, Inc., UBS Financial Services Inc. F/K/A UBS PaineWebber Inc., Margo N. Alexander, David J. Beaubein, Richard R. Burt, Meyer Feldberg, Carl W. Schafer, William D. White, Walter E. Auch, Frank K. Reilly, Edward M. Roob, Joseph A. Varnas, Mark F. Kemper, Thomas Disbrow, W. Douglas Beck, Defendants., filed in the U.S. District Court for the Southern District of New York on or about September 30, 2005.

The lawsuit seeks to, among other things, recover Rule 12b-1 fees, soft dollars, excessive commissions, directed brokerage, directors' compensation and management fees as more fully alleged in the Complaint.

Questions about this filing should be directed to Joseph J. Allessie, Associate General Counsel of UBS Global Asset Management (US) Inc., at (212) 882 5961.

Kindly show receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

Joseph J. Allessie
Vice President and Assistant Secretary
UBS Global Asset Management

Enclosure

c: Mark Kemper, Esq.
General Counsel
UBS Global Asset Management

Mr. Frank R. Vento
Vice President, Underwriting
ICIM Services
1401 H Street, NW, 10th Floor
Washington, DC 20005-2148

Martin Klotz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(Independent Board Members'
Counsel for Certain Named Defendants)

Keith Dutill, Esq.
Stradley, Ronon, Stevens & Young LLP
2600 One Commerce Square
Philadelphia, PA 191 03-7098
(Independent Board Members'
Counsel for Certain Named Defendants)

Hannah Berkowitz, Esq.
General Counsel - Litigation
UBS Financial Services Inc.

Mr. Martin Nadel
UBS Group Insurance

Daniel T. Steiner, Esq.
General Counsel
ICI Mutual
1401 H Street, NW, 10th Floor
Washington, DC 20005-2148

John Villa, Esq.
Williams & Connolly LLP
725 Twelfth Street, NW
Washington, DC 20005

James D. Wareham, Esq.
Paul Hastings
875 15th Street, NW
Washington, DC 20005


UBS Global Asset Management

November 2, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: UBS Global Asset Management (US) Inc.
UBS Global Asset Management (Americas) Inc.

Ladies and Gentlemen:

Please find enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940 (the "1940 Act") a copy of a purported Class Action Complaint in a lawsuit captioned Barbara Barrett, Individually and on behalf of all others similarly situated, Plaintiff, vs. UBS-AG, UBS Global Asset Management (US) Inc., UBS Global Asset Management (Americas) Inc., UBS Global Asset Management International LTD., DSI International Management, Inc., UBS Financial Services Inc. F/K/A UBS PaineWebber Inc., Margo N. Alexander, David J. Beaubein, Richard R. Burt, Meyer Feldberg, Carl W. Schafer, William D. White, Walter E. Auch, Frank K. Reilly, Edward M. Roob, Joseph A. Varnas, Mark F. Kemper, Thomas Disbrow, W. Douglas Beck, Defendants., filed in the U.S. District Court for the Southern District of New York on or about September 30, 2005.

The lawsuit seeks to, among other things, recover Rule 12b-1 fees, soft dollars, excessive commissions, directed brokerage, directors' compensation and management fees as more fully alleged in the Complaint.

Questions about this filing should be directed to Joseph J. Allessie, Associate General Counsel of UBS Global Asset Management (US) Inc., at (212) 882 5961.

Kindly show receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

Joseph J. Allessie
Vice President and Assistant Secretary
UBS Global Asset Management

Enclosure
c: Mark Kemper, Esq.
General Counsel
UBS Global Asset Management

Mr. Frank R. Vento
Vice President, Underwriting
ICIM Services
1401 H Street, NW, 10th Floor
Washington, DC 20005-2148

Martin Klotz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(Independent Board Members'
Counsel for Certain Named Defendants)

Keith Dutill, Esq.
Stradley, Ronon, Stevens & Young LLP
2600 One Commerce Square
Philadelphia, PA 191 03-7098
(Independent Board Members'
Counsel for Certain Named Defendants)

Hannah Berkowitz, Esq.
General Counsel - Litigation
UBS Financial Services Inc.

Mr. Martin Nadel
UBS Group Insurance

Daniel T. Steiner, Esq.
General Counsel
ICI Mutual
1401 H Street, NW, 10th Floor
Washington, DC 20005-2148

John Villa, Esq.
Williams & Connolly LLP
725 Twelfth Street, NW
Washington, DC 20005

James D. Wareham, Esq.
Paul Hastings
875 15th Street, NW
Washington, DC 20005

ORIGINAL

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

BARBARA BARRETT, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. UBS-AG, UBS GLOBAL ASSET MANAGEMENT (US) INC., UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC., UBS GLOBAL ASSET MANAGEMENT INTERNATIONAL LTD., DSI INTERNATIONAL MANAGEMENT, INC., UBS FINANCIAL SERVICES INC. F/K/A UBS PAINEWEBBER INC., MARGO N. ALEXANDER, DAVID J. BEAUBIEN, RICHARD R. BURT, MEYER FELDBERG, CARL W. SCHAFER, WILLIAM D. WHITE, WALTER E. AUCH, FRANK K. REILLY, EDWARD M. ROOB, JOSEPH A. VARNAS, MARK F. KEMPER, THOMAS DISBROW, and W. DOUGLAS BECK, Defendants.	05 CV 8448 Civil Action No.: CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS, FOR VIOLATIONS OF THE INVESTMENT COMPANY ACT, AND FOR VIOLATIONS OF NEW YORK GENERAL BUSINESS LAW JURY TRIAL DEMANDED

Plaintiff, by and through counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, and media reports. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action arising out of Defendants' failure to disclose an unlawful and deceitful course of conduct they engaged in that was designed to improperly financially advantage Defendants to the detriment of Plaintiff and other members of the class.

This action is brought by Plaintiff against UBS-AG and its related entities (collectively "UBS" or "Defendants") on behalf of a class (the "Class") comprised of four subclasses: the Purchasers Subclass; the Holders Subclass; the State Law Holders Subclass; and the Financial Plans Subclass. The Purchasers Subclass consists of all persons who purchased from UBS shares or like interests of one or more UBS proprietary funds and/or one or more non-proprietary funds participating in the UBS Revenue Sharing Program (collectively, the "Tier 1 Funds," as defined below), from May 1, 2000 through April 30, 2005, inclusive (the "Class Period"). The Tier 1 Funds included the following Mutual Fund families:

- UBS
- AIM
- Alliance
- American Funds
- Columbia
- Davis Funds
- Dreyfus
- Eaton Vance
- Federated
- Fidelity
- Franklin Templeton
- John Hancock
- Hartford
- Lord Abbett
- MFS
- Oppenheimer
- PIMCO
- Pioneer
- Putnam
- Scudder
- Van Kampen

2. The Holders Subclass consists of all persons who held shares or like interests in one or more of the Tier 1 Funds during the Class Period. The State Law Holders Subclass consists of all persons who purchased UBS shares or like interests in one or more of the Tier 1 Funds before May 1, 2000, and who held such shares during the Class Period. The Financial

Plans Subclass consists of all persons who purchased and/or held Tier 1 Funds through UBS Financial Services Inc. financial plans, including, but not limited to, UBS Personalized Asset Consulting and Evaluation ("PACE") Plans, Resource Management Accounts and/or InsightOne Accounts ("RMA") (collectively the "Financial Plans") during the Class Period.

3. UBS Financial Services Inc. ("UBSFS") refers to its brokers in its website as "Financial Advisors" whose stated goal is " to help clients realize their financial objectives and live their dreams" (http://financialservicesinc.ubs.com/Home). UBS further states in its website that "[o]ur clients' success is our success." (http://www.ubs.com/1/e/about/our_values.html.) In truth, the UBS Defendants engaged in a scheme to sell canned "financial advice" to push investors into a limited number of pre-determined mutual funds in order to make millions in profits for themselves at the expense of Plaintiff and the other members of the Class.

4. Defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had been aggressively pushing sales personnel to sell Tier 1 Funds that provided financial incentives and rewards to UBS and its personnel based on sales. Instead of offering fair, honest and unbiased recommendations to Plaintiff and other investors, the UBS Financial Advisors gave pre-determined recommendations, pushing clients into a pre-selected limited number of mutual funds so that the Financial Advisors could reap millions of dollars in kickbacks from Tier 1 Funds, with which they had struck secret, extremely lucrative deals to profit at shareholders' expense.

5. Defendants cultivated a clandestine, incentive-driven culture to sell Tier 1 Funds to the exclusion of other funds, regardless of the shareholders' best intentions. Defendants' sales practices created a conflict of interest by providing substantial monetary incentives to sell Tier 1 Funds, sales of which increased Defendants' overall profits. During the Class Period, UBS used

its nationwide network of Financial Advisors to improperly steer Plaintiff and the other members of the Class into the Tier 1 Funds with higher expenses. As detailed below, while UBS and its Defendant subsidiaries claimed to provide unbiased, objective financial planning advice and objective fund recommendations in their clients' best interests, they instead made it a standard business practice of giving their customers self-serving and biased investment advice for the primary purpose of pushing customers into the Tier 1 Funds as part of a secret plan and scheme to improperly generate fees.

6. Defendants' tactics to increase sales of the Tier 1 Funds included sales contests with cash and non-cash prizes, various types of bonuses and rewards, and higher compensation payouts for selling Tier 1 Funds. Additionally, excessive commissions were paid directly or indirectly out of the Tier 1 Funds' assets as payments to UBS for steering clients towards these Tier 1 Funds.

7. Furthermore, in order to further increase revenues, Financial Advisors would steer investors into Financial Plans that resulted in additional fees being charged to investors on top of mutual fund investment advisor and administrative fees. The Financial Plans were promoted as having clients' best interests in mind, but in reality, investors were steered into the Financial Plans which were then used to further steer investors into Tier 1 Funds in furtherance of the kickback scheme.

8. Defendants' sales practices created a material insurmountable conflict of interest between Defendants and their clients by providing substantial monetary incentives to sell Tier 1 Funds, sales of which increased Defendants' overall profits, but diminished investors' returns in the process. While Tier 1 Funds were aggressively sold to investors, Defendants failed to

disclose any of these financial incentives for selling such funds. The conflict of interest created by Defendants' failure to disclose the incentives is a clear violation of federal securities laws.

9. Defendant UBS Global Asset Management, an Investment Advisor subsidiary of UBS, created further undisclosed material conflicts of interest by providing additional compensation to UBSFS to push investors into UBS proprietary funds, consisting of 13 mutual fund portfolios, regardless of whether such investments were in the investors' best interests. UBS Global Asset Management financed these arrangements by illegally charging excessive and improper fees to the funds that should have been invested in the underlying portfolio. In doing so, UBS Global Asset Management breached its fiduciary duties to investors under the Investment Company Act of 1940 (the "ICA") and state law.

10. Plaintiff seeks to recover damages caused to the Class by Defendants' violations of the Securities Act of 1933 ("Securities Act"), the Securities Exchange Act of 1934 (Exchange Act), the ICA and state law.

JURISDICTION AND VENUE

11. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Securities Exchange Act, 15 U.S.C. § 78aa; Section 22 of the Securities Act, 15 U.S.C. § 77v; and Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; and 28 U.S.C. §§ 1331, 1337 and 1367(a) and supplemental jurisdiction.

12. Venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, Section 22 of the Securities Act, 15 U.S.C. § 77v; and Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391. Substantial acts in furtherance of the alleged fraud, including the preparation and dissemination of materially false and misleading information, occurred within this District. Defendants UBS Global Asset

Management (US) Inc., UBS Financial Services Inc., f/k/a UBS PaineWebber Inc. are, and were at all relevant times, headquartered in New York City.

13. In connection with the acts alleged herein, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiff

14. Plaintiff Barbara Barrett, as set forth in the certification attached hereto as Exhibit A, purchased a Tier 1 Fund through a UBS Financial Services Inc. RMA during the Class Period, held such fund during the Class Period and was thereby damaged.

The Parent Company

15. Defendant UBS-AG ("UBS-AG") is the ultimate parent of all of the Defendants named in this Complaint and was the ultimate beneficiary of the secret plan and scheme to push Tier 1 Funds as alleged herein. UBS-AG is a global investment banking and securities firm incorporated in Switzerland. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities worldwide. UBS-AG is engaged in securities trading and brokerage activities, as well as investment banking, research and analysis, financing and financial advisory services. Through its subsidiaries, UBS-AG also markets, sponsors, and provides investment advisory, distribution, and administrative services to mutual funds, including the UBS Funds. UBS-AG is headquartered and located at Bahnhofstrasse 45, Zurich, Switzerland.

The Investment Advisors

16. Defendant UBS Global Asset Management (US) Inc. ("UBS Global AM"), is a Delaware corporation registered as an investment advisor under the Investment Advisors Act. Its

offices are located at 51 West 52nd Street, New York, NY 10019-6114. It is a wholly-owned subsidiary of UBS-AG. As an investment management subsidiary, UBS Global AM was responsible for overseeing the day-to-day management of the UBS Funds, including the placing of orders for the purchase and sale of portfolio securities. In return, UBS Global AM received fees calculated as a percentage of net assets under management. Defendant UBS Global AM, in breach of its fiduciary duty, provided self-serving and deceptive advice to its clients in order to benefit from its secret plan with the UBSFS Defendants to push the UBS Funds.

17. Defendant UBS Global Asset Management (Americas) Inc. ("UBS Global Americas") is a Delaware corporation registered as an investment advisor under the Investment Advisors Act. Its offices are located at One North Wacker Drive, Chicago, IL 60606. It is an indirect wholly-owned subsidiary of UBS-AG and is an investment management firm managing approximately $36.6 billion as of 2003. As Investment Advisor, UBS Global AM Americas was responsible for overseeing the day-to-day management of the UBS Funds, including the placing of orders for the purchase and sale of portfolio securities. In return, UBS Global AM Americas received fees calculated as a percentage of net assets under management. In breach of its fiduciary duties, UBS Global AM Americas provided self-serving and deceptive advice to its clients in order to benefit from Defendants' secret plan and scheme to push the UBS Funds.[1]

18. Defendant UBS Global Asset Management International Ltd. is the international parent company of UBS Global Asset Management (Americas) Inc. It has approximately $419 billion in assets under management around the world. Its offices are located at 21 Lombard Street, London, EC3V 9AH, United Kingdom.

[1] Prior to 2002, UBS Global Assets Management Americas Inc. was known as Brinson Partners.

19. Collectively, UBS Global Asset Management (US) Inc., UBS Global Asset Management (Americas) Inc., and UBS Global Asset Management International Ltd., are herein referred to as the "Investment Advisor Defendants."[2]

Investment Sub-Advisor

20. Defendant DSI International Management, Inc. ("DSI"), a wholly-owned asset management subsidiary of UBS Global Asset Management, is the sub-advisor for the UBS funds. DSI International Management, Inc. is a Delaware corporation registered as an investment advisor under the Investment Advisors Act. As an investment advisor, DSI was responsible for overseeing the day-to-day management of the UBS Funds, including the placing of orders for the purchase and sale of portfolio securities. In return, DSI received fees calculated as a percentage of net assets under management. In breach of its fiduciary duties, DSI provided self-serving and deceptive advice to its clients in order to benefit from Defendants' secret plan and scheme to push the UBS Funds. DSI's office is located at 400 Atlantic Street, Stamford, CT 06901.

The Broker Dealers

21. Defendant UBS Financial Services Inc. ("UBSFS"), f/k/a UBS PaineWebber Inc., is a broker-dealer incorporated in Delaware and registered with the SEC. Its address is 1285 Avenue of the Americas, New York, NY 10019. UBSFS is one of the nation's largest broker-dealers. UBSFS executes, on average, approximately 24,000 mutual fund trades per day. In

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[2] In January 2001, UBS acquired PaineWebber. In connection with the merger, on February 22, 2001, PaineWebber's investment management subsidiary, Mitchell Hutchens, was renamed Brinson Advisors. Brinson Advisors of Chicago joined the investment management team in 2000. Furthermore, on April 18, 2002, UBS Asset Management Companies of Brinson Partners, Brinson Advisors, Brinson Canada in Americas, Phillip Drew in UK, UBS management in Europe, Middle East and Africa merged to form UBS Global Asset Management.

2003 UBSFS completed approximately 4.5 million mutual fund trades. April 12, 2004 Letter to SEC from Mark S. Shelton, General Counsel UBS Financial Services Inc.; re: File No. S7-06-04: Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities.[3]

The Distributors

22. Defendant UBS Global Asset Management (US) Inc. is the distributor of the UBS funds and maintains its headquarters at 51 West 52nd Street, New York, NY 10019-6114.[4]

23. UBS Global Asset Management (US) Inc. is referred to herein as the "Distributor Defendant."

The Trustees of UBS Funds

24. Defendant Margo N. Alexander ("Alexander") was, at all relevant times, a Trustee of certain UBS Mutual Funds. She held numerous high-level positions at UBS during the Class Period. She was Chief Executive Officer of UBS Global Asset Management from March 1984 to December 2002. She was Director from January 1995 to September 2001 and Chairman of the Board from March 1999 to September 2001. Alexander oversees 33 portfolios for which UBS Global AM or one of its affiliates serves as investment advisor, sub-advisor or manager. Her business address is 51 West 52nd Street, New York, NY 10019-6114.

25. Defendant David J. Beaubien ("Beaubien") has been a Trustee since 1995 of 33 portfolios of which UBS Global AM or one of its affiliates serves as investment advisor, sub-advisor or manager. His business address is 84 Doane Road, Ware, Massachusetts 01082.

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[3] Prior to 2003, UBS Financial Services Inc. was known as UBS PaineWebber Inc.

[4] As of 2001, Mitchell Hutchins Asset Management was known as Brinson Advisors, Inc. In 2002, however, as a result of the PaineWebber and UBS merger, it became known as UBS Global Asset Management (U.S.).

26. Defendant Richard R. Burt ("Burt") has been a Trustee since 1995 of 33 portfolios of which UBS Global AM or one of its affiliates serves as investment advisor, sub-advisor or manager. His business address is 1275 Pennsylvania Avenue, NW, Washington, DC 20004.

27. Defendant Meyer Feldberg ("Feldberg") has been a Trustee since 1997 of 47 portfolios of which UBS Global AM or one of its affiliates serves as investment advisor, sub-advisor or manager. His address is Columbia Business School, 33 West 60th Street, 7th Floor, New York, NY 10023-7905.

28. Defendant Carl W. Schafer ("Schafer") has been a Trustee since 2001 of 33 portfolios of which UBS Global AM or one of its affiliates serves as investment advisor, sub-advisor or manager. His address is 66 Witherspoon Street #1100, Princeton, NJ 08542.

29. Defendant William D. White ("White") has been a Trustee since 1995 of 33 portfolios of which UBS Global AM or one of its affiliates serves as investment advisor, sub-advisor or manager. His business address is 51 West 52nd Street, New York, New York 10019-6114.

30. Defendant Walter E. Auch was a Trustee charged with overseeing 43 portfolios in the fund complex for which UBS Global AM and UBS Global AM Americas or one of their affiliates serves as investment advisor, sub-advisor, or manager. His business address is 6001 N. 62nd Place, Paradise Valley, AZ 85253.

31. Defendant Frank K. Reilly was a Trustee charged with overseeing 44 portfolios in the fund complex for which UBS Global AM and UBS Global AM Americas or one of their affiliates serves as investment advisor, sub-advisor, or manager. His business address is College of Business Administration, University of Notre Dame, Notre Dame, IN 46556-0399.

32. Defendant Edward M. Roob was a Trustee charged with overseeing 44 portfolios in the fund complex for which UBS's investment management branch, Global AM US and UBS Global AM Americas or one of their affiliates serves as investment advisor, sub-advisor, or manager. His business address is 841 Woodbine Lane, Northbrook, IL 60002.

33. Defendants Alexander, Beaubien, Burt, Feldberg, Schafer, White, Auch, Reilly, and Roob are referred to collectively herein as the "Director Defendants" or "UBS Funds' Directors and Trustees."

The Officers

34. Defendant Joseph A. Varnas ("Varnas") has been President of the Trust since 2003. Varnas is charged with overseeing approximately 75 UBS portfolios for which UBS Global AM or one of its affiliates serves as investment advisor, sub-advisor or manager. His business address is 51 West 52nd Street, New York, New York 10019-6114.

35. Defendant Mark F. Kemper ("Kemper") has been Vice President and Secretary of the Trust since 2004. Kemper is charged with overseeing approximately 75 UBS portfolios for which UBS Global AM or one of its affiliates serves as investment advisor, sub-advisor or manager. His business address is One North Wacker Drive, Chicago, Illinois 60606.

36. Defendant Thomas Disbrow ("Disbrow") has been Vice President since 2000 and Treasurer of the Trust since 2004. Disbrow is charged with overseeing approximately 75 UBS portfolios for which UBS Global AM or one of its affiliates serves as investment advisor, sub-advisor or manager. His business address is 51 West 52nd Street, New York, New York 10019-6114.

37. Defendant W. Douglas Beck ("Beck") has been Vice President of the Trust since 2003. Beck is charged with overseeing approximately 74 UBS portfolios for which UBS Global

AM or one of its affiliates serves as investment advisor, sub-advisor or manager. His business address is 51 West 52nd Street, New York, New York 10019-6114.

38. Defendants Varnas, Kemper, Disbrow and Beck are referred to collectively herein as the "Officer Defendants."

SUBSTANTIVE ALLEGATIONS

Background

39. Generally, broker-dealers or financial advisors who sell mutual fund shares are compensated with front-end sales loads or contingent deferred sales charges ("CDSC"), which are paid by the customer based on the dollar amount of the investment. The front-end sales load is collected from the customer at the time of sale of mutual fund shares, while the CDSC is collected from the customer upon redemption of the mutual fund shares. Some broker-dealers, including UBS, also receive ongoing payments, known as 12b-1 trailing commissions, based on the value of customer assets held in the mutual fund. The 12b-1 payments are made pursuant to each fund's 12b-1 plan, which sets forth the amount of the annual fee mutual funds pay for distribution costs, including payments to broker-dealers. The 12b-1 fees are paid as a percentage of fund assets.

40. The typical mutual fund investor is a married, middle-class individual in his or her forties with a median household income of $55,000. Nearly all mutual fund investors consider their investments to be long-term savings. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. Mutual Fund Board and Shareholder Action, David J. Carter, *Villanova Journal of Law and Investment Management*, Vol. 3, No.1, pg. 8.

41. Endemic in UBS culture was the drive to sell Tier 1 Funds. Unbeknownst to investors, it was substantially more profitable for UBS to sell Tier 1 Funds than other mutual

funds available to UBS clients. Thus, in an effort to increase fund management fees and boost overall profitability, UBS pressured its sales personnel to steer Plaintiff and other Class members into Tier 1 Funds instead of funds offered by other companies, regardless of the comparative value of these other funds.

42. Like all mutual fund managers, the Advisors are paid a percentage of the assets under management as a management fee.

Branch Manager Compensation Was Tied to the Sales of Proprietary Products.

43. Defendants incentivized branch managers to spend money on awards and pressured their employees by ensuring that branch managers' salaries were directly affected by the profitability of the firm, and specifically, the branch they ran.

Financial Advisor Compensation Was Tied To The Sales of Proprietary Products

44. Financial Advisors also had an incentive to push proprietary funds because such sales increased the fees they received. Financial Advisors received a percentage of the sales charge, based on their payout rate. According to a UBS Brochure entitled "Information About Our Relationship With You," dated April 30, 2005, Financial Advisors also receive a portion of any ongoing payments called "trailers," provided by the 12b-1 fees or annual distribution fees paid to UBS.

45. UBSFS Financial Advisors also received, in addition to increased basis points, additional compensation for pushing UBS proprietary mutual funds.

Specific Programs Were Designed To Reward Sales Of Tier 1 Funds

46. UBSFS implemented the UBS Mutual Funds Revenue Sharing Program with Tier 1 Funds. The program was implemented and managed by UBSFS.

47. While UBSFS categorized the mutual fund companies, whose products were technically available to its clients, as either "Tier 1" or "Tier I" fund companies, UBSFS

promoted "Tier 1" Funds as being better for clients than other funds available. UBSFS clients were led to believe that these categories reflected that objective factors indicated that funds from the "Tier 1" fund companies would perform better than those in the "Tier 1" fund companies. Only 21 mutual fund complexes out of the 150 with which UBS had distribution agreements were ranked by UBS as "Tier 1" fund companies. Included in this list is UBS's own UBS Mutual Fund Family. "Tier 1" companies constituted a whopping 90% of UBSFS Defendants' business. Eric Jacobson, *The Sordid Business of Revenue Sharing*, Morningstar, Feb. 24, 2005, http://news.morningstar.com/doc/document/print/1,3651, 128002,00.html (last visited Sept. 29, 2005).

48. On top of the sales load, commissions or concessions charged with the mutual funds offerings, Defendants also received revenue through reimbursements from mutual funds for the cost of educational programs or seminars for employees and clients and payments based on total sales or client assets. Brochure: "Information About Your Relationship With Us," dated April 30, 2005.

Financial Advisors Received Benefits for Pushing Tier 1 Funds

49. Individual Financial Advisors received bonuses based on their total asset level and revenues. Mutual funds wholesalers, unit investment trust wholesalers and investment managers would pay for perks or expenses on behalf of Financial Advisors such as training, educational efforts, meals, and gifts. Brochure: "Information About Your Relationship With Us," dated April 30, 2005.

50. Investment managers and affiliates would arrange for commissions to be paid to Financial Advisors or affiliates (called "directed commissions") for trading activities. Brochure: "Information About Your Relationship With Us," dated April 30, 2005.

UBS Promoted A Culture That Increased The Sales Of Tier 1 Funds

51. Defendants cultivated a clandestine, incentive-driven culture among UBS Financial Advisors to sell "Tier 1" funds, regardless of the comparative value of said funds.

52. Defendants' evaluation of these "Tier 1" fund companies was neither objective nor performance-based. Instead, unbeknownst to Plaintiff and the Class, Defendants blatantly solicited Tier 1 mutual fund distributors and advisors to sponsor company events, office parties, training and educational meetings and conferences in exchange for their company being ranked a "Tier 1" company. UBSFS clients that participated as "Tier 1" participants significantly benefited: their products were favorably perceived as having achieved "Tier 1" status based on their performance while representatives from these "Tier 1" companies were given greater access to UBS branch offices and were invited to corporate training and marketing events. Consequently, "Tier 1" companies were given increased opportunities to interact with UBS Financial Advisors to promote the sale of their mutual funds. According to the UBS website, "[a]s a general rule, such in-person branch access . . . is not provided to 'Tier 1I' fund companies."

53. Brokers and Distributors from other mutual fund companies were forced to engage in this "pay to play" arrangement with UBSFS because Defendants condoned and even promoted this practice as a required course of conduct by UBSFS. In other words, if funds and their advisors did not pay UBSFS, then UBSFS would not sell their funds.

UBSFS Charged Investors For Biased Financial Plans Which Were Utilized to Steer into Tier 1 Funds Though Its Various Financial Management Accounts

54. UBSFS sold financial plans. The Financial Plans provided financial planning services to a substantial percentage of its clients. UBSFS has created various asset-based fee accounts as part of their financial planning program, stating "Your Financial Advisor will work

with you to select the account, or combination of accounts that best suits your needs." UBS website, Account Services. Included in these fee-based Financial Plan accounts are programs such as Resource Management Accounts ("RMA") and Insight One accounts. "Insight One" is one of the largest fee-based brokerage programs in the US. In reality, these accounts were meant to implement what UBS called the "holistic wealth management model" to "boost revenue by capturing a greater share of their clients' financial holdings." Investor Day 2005, Wealth Management USA, New York, 13th May 2005, Mark Sutton, Chairman & CEO.

55. Although UBS states that its goal in financial planning is to help clients "accumulate, preserve, and transfer your wealth," the documentation provided to the subclass in connection with the Financial Plans fails to properly disclose how investors may pay more with such asset-based programs than when purchasing the mutual fund separately. Instead, the Financial Plan documentation vaguely mentions in a brochure's overview that investors who are purchasing this financial guidance, "should consider the specific features and the effect on your total cost when asset-based fees are applied to certain products, such as mutual funds and unit investment trust that also carry built-in management and administrative fees."

56. Furthermore, there were improper incentives on both the firm and financial advisor level to push asset-based programs such as those available through Financial Plans. The percentage of Firm revenues that Financial Advisors received in asset-based programs such as the Financial Plans was higher than the percentage of Firm revenues they received on most other products and services.

Tier 1 Funds Paid Excessive Commissions and Expenses

57. Additionally, the Tier 1 Funds regularly traded securities of issuers and paid commissions on such trades to UBS, which acted as the broker-dealer to the Tier 1 Funds' underlying portfolios. In return for UBS steering clients to the Tier 1 Funds, the Investment

Advisors used the excessive commissions to pay for their own expenses and their revenue sharing arrangements.

58. Furthermore, Tier 1 fund investors paid additional expenses to the brokers. Aside from 12b-1 fees that would pay for distribution expenses and administrative services, UBS brokers received networking fees in consideration for transfer agent and other services that they provided to mutual funds. These networking fees are paid from the investors' assets in the mutual fund, and are a fixed amount based on the number of accounts of that fund family held at UBS Financial Services Inc. UBS Financial Services Inc., http://financialservicesinc.ubs.com/Home/PWSmain/0,1093,SE80-L11294-L22809-EN2809,00.html (last visited Sept. 29, 2005). Under the Investment Advisors' direction, the aggregate expenses paid from fund assets were excessive.

Defendants Failed To Disclose Their Fraudulent Practices

59. Defendants created conflicts of interest with respect to Financial Advisors' management of client accounts. These conflicts of interest were not disclosed to Plaintiff and the Class and were actively concealed from investors. Disclosure of these sales incentives and compensation structures were necessary for investors to make informed investment decisions. Through a constant barrage of financial incentives and programs, pressure was exerted on the UBS Financial Services Inc. firm and their financial advisors to sell Tier 1 Funds in order to receive additional compensation.

60. Under the Revenue Sharing Program, payment was made to UBS by the "Tier 1" funds in exchange for UBS pushing "Tier 1 Funds" to its customers. The result was that external mutual funds were paying for "Tier 1." At the time the Revenue Sharing Program was instituted, UBS anticipated receiving millions of dollars in revenue under it.

61. UBSFS disclosed information to customers concerning mutual fund purchases primarily through supplying customers with the prospectuses and if requested, the statements of additional information ("SAIs") issued by the mutual funds.

62. Prior to investing in any of the Tier 1 Funds, Plaintiff and each member of the Class were entitled to receive the appropriate prospectuses. The prospectuses and registration statements were deceptive and misleading as they failed to disclose Defendants' practice of steering investors to Tier 1 Funds.

Defendants' Fraudulent Course Of Conduct

63. The practice of aggressively selling Tier 1 Funds to investors, without disclosing Defendants' strong financial interest in recommending such funds over other investment choices, coupled with Defendants' undisclosed practice of paying excessive commissions to UBSFS for steering investors their way, is a clear violation of Defendants' fiduciary obligations of loyalty and care to their clients and operated as a fraud and deceit against them. As a result of the undisclosed scheme, Plaintiff and other members of the Class sustained damages.

64. Defendants are liable for (i) making materially false statements, and/or for failing to disclose material adverse facts while selling shares of the Tier 1 Funds, and/or (ii) participating in a scheme to defraud and/or a course of conduct that operated as a fraud or deceit on purchasers of the Tier 1 Funds shares during the Class Period. The wrongful conduct alleged herein enabled Defendants to profit at the expense of Plaintiff and other Class members.

65. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the Tier 1 Funds were materially false and misleading, knew that such statements and documents would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary

violations of the federal securities laws. As set forth herein in detail, Defendants, by virtue of their receipt of information reflecting the true facts regarding Tier 1 Funds, their control over, and/or receipt and/or modification of Tier 1 Funds' allegedly materially misleading misstatements and/or their associations with the Tier 1 Funds that made them privy to confidential information concerning the Tier 1 Funds, culpably participated in the fraudulent course of conduct alleged herein.

66. Defendants were highly motivated to allow and facilitate the conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Advisors, *inter alia,* received increased management fees that inured to their benefit and the benefit of UBS. In addition, UBSFS was highly motivated to engage in the wrongdoing alleged herein because it incurred lower costs selling the Tier 1 Funds, thereby increasing its profitability. Furthermore, UBSFS profited through the receipt of excessive commissions from the Proprietary Funds.

ADDITIONAL SCIENTER ALLEGATIONS

67. As alleged herein, Defendants acted with scienter in that Defendants knew that the public statements issued or disseminated in the name of UBS and Tier 1 Funds were materially false and misleading, knew that such statements would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements as primary violations of the federal securities laws. As set forth elsewhere herein in detail, Defendants, by virtue of their knowledge of the true facts regarding the kickbacks scheme and improper influence exerted to push the Tier 1 Funds on UBS clients, and their control over, and/or receipt and/or modification of Tier 1 Funds' materially misleading omissions and misstatements and/or their associations with UBS that made them privy to confidential proprietary information concerning UBS's incentive scheme, culpably

participated in the fraudulent scheme alleged herein. Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein.

PLAINTIFF AND THE OTHER MEMBERS OF THE CLASS HAVE SUFFERED DAMAGES AS A RESULT OF DEFENDANTS' ILLEGAL AND IMPROPER ACTIONS

68. As a result of Defendants' conduct alleged above, Plaintiff and the other members of the Class have suffered damages. The damages suffered by Plaintiff and the other members of the Class were a foreseeable consequence of Defendants' omissions and conduct, particularly in light of the fact that the net returns on the Tier 1 Funds were diminished as a result of the improper kickbacks UBS took from Tier 1 Funds investors. Plaintiff and the other members of the Class would not have purchased the Tier 1 Funds and paid the related commissions and fees associated with the Tier 1 Funds had they known of the illegal and improper practices the Defendants used to direct Plaintiff and the other members of the Class into the Tier 1 Funds as alleged above. By investing in the Tier 1 Funds, Plaintiff and the other members of the Class received a return on their investment that was substantially less than the return on investment that they would have received had they invested the same dollars in a comparable fund. Alternatively, investors could have invested fewer dollars in a non-Tier 1 Fund to obtain a rate of return equal to or greater than that obtained at a higher price from the comparable Tier 1 Fund.

69. Additionally, Plaintiff was deceived into buying shares of a Tier 1 Fund at an artificially inflated value. Plaintiff accepted as an integral aspect of a purchase of shares of the Tier 1 Funds that Plaintiff would be required to pay fees and expenses against Plaintiff's ownership interests in the Tier 1 Funds with the understanding that those charges were legitimate outlays for services that would benefit the mutual fund and contribute positively to its value. In truth, a significant portion of those expenses was not being used to provide the services

promised, but rather to increase the profits of UBS and its affiliates by financing the programs challenged in this lawsuit. As a result, the values of the Tier 1 Funds were less than they appeared to be to Plaintiff. Plaintiff and the other members of the Class have also suffered damages through commissions paid by Plaintiff and the other members of the Class for their purchase of shares of the Tier 1 Funds. Had Plaintiff and the other members of the Class known about the practices alleged above, Plaintiff and the other members of the Class would not have paid such commissions. Plaintiff and the other members of the Class have suffered damages as a result of the commissions they paid for shares of the Tier 1 Funds. This was a foreseeable consequence of Defendants' failure to disclose these arrangements.

THE UBS FUNDS' DIRECTORS AND INVESTMENT ADVISORS ENGAGED IN IMPROPER CONDUCT

The Director Defendants Breached Their Fiduciary Duties To Fund Investors

70. Mutual fund boards of directors have a duty to protect investors and closely guard the fees paid to an Investment Advisor and guarantee that the fees are not excessive and that the Investment Advisor is acting in the best interest of the mutual fund investors. As explained by William Donaldson, the head of the SEC, in a January 7, 2004 speech to the Mutual Funds Directors Forum:

> The board of directors of a mutual fund has significant responsibility to protect investors. By law, directors generally are responsible for the oversight of all of the operations of a mutual fund. In addition, under the Investment Company Act, directors are assigned key responsibilities, such as negotiating and evaluating the reasonableness of advisory and other fees, selecting the fund's independent accountants, valuing certain securities held by the fund, and managing certain operational conflicts.
>
> The role of fund directors is particularly critical in the mutual fund context because almost all funds are organized and operated by external money-management firms, thereby creating inherent conflicts of interest and potential for abuse. Money-management

> *firms operating mutual funds want to maximize their profits* through fees provided by the funds, but the fees, of course, paid to these firms, reduce the returns to fund investors.
>
> Independent directors, in particular, should serve as "independent watchdogs" guarding investors' interests — and helping to protect fund assets from uses that will be of primary benefit to management companies. These interests must be paramount, for it is the investors who own the funds and for whose sole benefit they must be operated.

SEC, http://www.sec.gov/news/speech/spch010704whd.htm (last visited Sept. 29, 2005).

71. Likewise, the Investment Company Institute ("ICI"), of which Defendants are members, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> **Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the Advisors who manage and service their investments. . . .**
>
> **In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment Advisor or management company.** [Emphasis added.][5]

[5] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,545 mutual funds, 630 closed-end funds, 135 exchange-traded funds, and five sponsors of unit investment trusts. Its mutual fund

ICI, http://www.ici.org/issues/dir/bro_mf_directors.pdf (last visited Sept. 29, 2005).

72. Furthermore, under Section 15(c) of the ICA, the advisory contract must be approved by a majority of independent directors and "[i]t shall be the duty of the directors of a [mutual fund] to request and evaluate, and the duty of an investment advisor to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment advisor of such [mutual fund]."

73. The UBS Funds' public filings state that the board of directors for each Fund is responsible for the management and supervision of each Fund. In this regard, the most recent Statement of Additional Information ("SAI") for the UBS Funds, which is available to the investor upon request, is typical of the SAI available for the other UBS Funds. The SAIs of all funds contain substantially similar and identical language.

74. The UBS Funds' SAI, dated October 28, 2003 states that, with respect to the duration of the directors, "[e]ach Trustee holds office for an indefinite term."
SEC, http://www.sec.gov/Archives/edgar/data/886244/000104746903034605/0001047469-03-034605.txt (last visited Sept. 29, 2005).

75. Another section of the UBS Funds SAI sets forth in greater detail the purported process by which the Defendants' fund managers are selected:

> In considering the continuance of the Advisory Agreements, the Trustees analyzed the nature, quality and scope of the Advisor's and Sub-Advisor's services, the revenues received and expenses incurred (actual and projected) by the Advisor and the Sub-Advisor in performing the services required under the Advisory Agreements and the cost allocation methods used in calculating such expenses. The Trustees considered the fees paid to the Advisor under the Advisory Agreements, as well as any

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members have 87.7 million individual shareholders and manage approximately $7.5 trillion in investor assets.

> compensation paid to the Advisor, Sub-Advisor or their affiliates for other non-advisory services provided to the Funds. In addition, the Trustees reviewed the Funds' fees and expense ratios in comparison to the fees and expenses of comparable funds. The Trustees also reviewed the Advisor's and the Sub-Advisor's profitability in managing the Funds; possible economies of scale to the Advisor; and the ability of the Advisor to continue to perform the services contemplated under the Advisory Agreements.

76. In truth, however, the UBS Funds' boards of directors, *i.e.*, the Director Defendants, were captive to and controlled by the Investment Advisor Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the UBS Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Advisor Defendants from skimming the assets of the UBS Fund investors. The UBS Funds board members were beholden to the Investment Advisor Defendants, who they were supposed to oversee, for their positions, not to UBS Fund investors. The Director Defendants served for indefinite terms at the pleasure of the Investment Advisor Defendants and formed supposedly independent committees charged with responsibility for billions of dollars of fund assets while many of these assets were comprised of investors' college and retirement savings. In this regard, the SAI dated October 28, 2003 for the UBS Funds is identical in substance relating to directors to all SAIs for the UBS Funds.

77. Certain directors responsible for management of the Funds oversaw various portfolios in the UBS Fund complex. It is common for other individuals to serve on the boards of dozens of UBS Funds such that it is also impracticable for them to properly perform their supervisory and monitoring functions. Rather, the UBS Funds directors functioned to falsely legitimize and validate the Investment Advisor Defendants' improper conduct.

78. In exchange for creating and managing the UBS Funds, the Investment Advisor Defendants charged the UBS Funds investors a variety of fees, each of which was calculated as a

percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to the Investment Advisor Defendants. In theory, the fees charged to fund investors are negotiated at arm's length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the Investment Advisors, millions of dollars in the UBS Funds assets were transferred through fees payable from the assets of the UBS Funds investors to the Investment Advisor Defendants that were of no benefit to fund investors.

79. As a result of these practices, the mutual fund industry was enormously profitable *for UBS* at the expense of Plaintiff and other members of the Class who had invested in the Funds. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]
>
> *The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%.* . . . [F]und vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: "Tens of thousands of 'independent' directors, over more than six decades, have failed miserably." A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never.

[Emphasis added.]

80. The members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Advisor Defendants were using directed brokerage, commissions, and so-called 12b-1 fees to improperly siphon investor assets that were directed to brokers pursuant to the "Tier 1" agreements discussed above.

The Investment Advisor Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

81. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution"; all agreements with any person relating to implementation of the plan must be in writing; the plan and any related agreements must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. § 80a-35(a) and (b)] of the Investment Company Act that *there is a reasonable likelihood that the plan will benefit the company and its shareholders.*" [Emphasis added.]

82. The exceptions to the Section 12b-1 prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee Defendants authorized, and the Investment Advisor Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

83. However, the purported Rule 12b-1 fees charged to the Funds' investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, any potential economies of scale were not passed on to the Funds' investors.

84. As fund assets increase, certain fixed costs remain the same, thereby reducing the overall costs per investor. Despite this fact, Defendants failed to impose 12b-1 breakpoints – *i.e.*, reductions in 12b-1 fees – for payments that should not have increased as the size of the Fund assets increased.

85. As discussed throughout this Complaint, in violation of Rule 12b-1, Defendants made and received additional undisclosed payments to their Financial Advisors in the form of excessive commissions that were not disclosed or authorized by the Funds' Rule 12b-1 Plan. Defendants wrongfully inflated advisory fees by shifting to the Funds or investors expenses that were the responsibility of the Investment Advisors without any corresponding reduction in the advisory fees. This resulted in inflated advisory fees.

86. The Director Defendants' wrongful conduct, including their willful disregard of the opportunities for the Funds to recapture the excessive commissions paid to the affiliated brokers, constitutes a breach of fiduciary duty to UBS Funds investors.

Improper Use of Soft Dollars

87. Investment Advisors routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that a fund manager shall not be deemed to have breached his fiduciary duties "solely by reason of his having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined *in good faith* that such amount of commission was reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §78bb(e)(1) (Emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include any service that "provides lawful and appropriate assistance to [the] money manager in the performance of his investment decision making responsibilities." The commission amounts charged by brokerages to investment advisors in excess of the purchase and sale charges are known within the industry as "soft dollars."

88. The Investment Advisor Defendants went far beyond what is permitted by the Section 28(e) safe harbor by routinely using soft dollars as excessive commissions to pay UBSFS Financial Advisors to push clients into the Tier 1 funds. The Investment Advisor Defendants used soft dollars to pay for these excessive commissions that served as kickbacks to brokers, thus

charging the UBS Fund investors for costs not covered by the Section 28(e) safe harbor and that were in violation of the Investment Advisors' fiduciary duties.

89. As a result, the amounts paid for so called "research" were expenses that were unnecessary for management of the UBS Funds investments because the real purpose of such payments was to push the UBS Funds' shares. Alternatively, if such fees were necessary, the Investment Advisors were improperly inflating their management fees for "research" that had already been conducted and was not effective.

THE PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION WERE MATERIALLY FALSE AND MISLEADING

90. Plaintiff and other members of the Class were entitled to and did receive one or more Prospectuses, pursuant to which the Tier 1 Funds shares were offered.

91. Prospectuses and their SAIs are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

92. Each of the Tier 1 Funds' Prospectuses and SAIs issued during the Class Period failed to adequately disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the Prospectuses and SAIs contained the same materially false and misleading statements and omissions regarding directed 12b-1 fees and soft dollars.[6]

93. Most of the Prospectuses and SAIs issued during the Class Period contained substantially the same materially false and misleading omissions of key information regarding

[6] For example, a prospectus by Hartford Mutual Funds, Inc. dated May 1, 2000, contains the same misleading statements and omissions that existed throughout the Class Period.

the Funds' directed brokerage and 12b-1 fees that were required to be disclosed in "easy to understand language" such that a reasonable investor could make an informed decision whether or not to invest in the Funds.

94. Prior to 2004, UBS Funds' SAIs contained the following language:

> The Underwriter may also use distribution fees to pay additional compensation to dealers and to offset other costs allocated to the Underwriter's *distribution activities.*

SEC, http://www.sec.gov/Archives/edgar/data/886244/000104746903034605/0001047469-03-034605.txt (last visited Sept. 29, 2005).[7] However, after the SEC's recent sweep investigation of the industry, these illegal arrangements, including directed brokerage agreements, revenue sharing arrangements, and improper 12b-1 distribution plans, were brought to light and participants began to change their disclosures. Defendants are one of the participants that have altered the disclosures in their SAIs. These changes still failed to adequately disclose the magnitude of the conflicts of interest created and the decreased returns that investors will incur:

> ADDITIONAL COMPENSATION TO AFFILIATED DEALER
>
> UBS Global AM pays its affiliate, UBS Financial Services Inc., the following additional compensation in connection with the sale of Fund shares:
> -- 0.05% of the value (at the time of sale) of all shares of a Fund sold through UBS Financial Services Inc.
> -- a monthly retention fee at the annual rate of 0.10% of the value of shares of a Fund that are held in a UBS Financial Services Inc. account at month-end.
>
> The foregoing payments are made by UBS Global AM out of its own resources.

SEC, http://www.sec.gov/Archives/edgar/data/886244/000104746904032414/0001047469-04-032414.txt (last visited Sept. 29, 2005).

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[7] All the prospectuses and SAIs contained similar language concerning distribution fees.

95. Prior to 2004, Defendants stated that 'distribution fees' paid for additional compensation. Beginning in or around 2004, the prospectus contained language that "payments are made by UBS Global Asset Management out of its own resources," illustrating that 12b-1 commissions had been misappropriated and used for purposes that did not benefit investors. Furthermore, the SAIs continued to inadequately disclose the full scope of Defendants' harmful practices even after the additional 2004 disclosures. Aside from the additional "disclosure," Defendants have also changed the source of funding for their revenue sharing payments from fund assets to "indirect" use of fund assets.

Material Omissions Regarding Directed Brokerage

96. The Hartford mutual fund family - one of the Tier 1 Funds identified in Exhibit A attached hereto - is just one example of a fund complex engaged in making Tier 1 payments to UBS. However, the Hartford Funds' Prospectuses and SAIs are identical in substance to the Prospectuses and SAIs for all Tier 1 Funds during the Class Period. For example, the March 1, 2003 SAI for the Hartford Mutual Funds, Inc. is substantially identical to all other Tier 1 Fund SAIs issued during the Class Period in that it states under the heading PORTFOLIO TRANSACTIONS AND BROKERAGE the following:

> The Companies have no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to any policy established by each Company's board of directors and HIFSCO, HIMCO and Wellington Management, as applicable, are primarily responsible for the investment decisions of each Fund and the placing of its portfolio transactions. *In placing orders, it is the policy of each Fund to* obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, if any, size of the transaction and difficulty of execution. While HIMCO and Wellington Management generally seek reasonably competitive spreads or commissions, the Funds do not necessarily pay the lowest possible spread or commission. Upon instructions from HIFSCO, Wellington Management may direct certain brokerage transactions to broker/dealers who also sell shares of funds in the

> fund complex. Upon instructions from HIFSCO, Wellington Management may also direct certain brokerage transactions to broker/dealers that pay for certain other services used by the Funds.

This statement is materially false and misleading, as are all of the Tier 1 Fund Prospectuses and SAIs, in that it fails to disclose that Hartford directed brokerage commissions to UBS to satisfy pre-determined, covert arrangements for specific amounts of brokerage commissions with UBS. Additionally, the above statement is materially false and misleading for the following reasons:

a. that investor assets were used to pay UBS to satisfy bilateral arrangements between the Tier 1 Funds and UBS, known as the "Tier 1" program, whereby the broker steered clients into the Tier 1 Funds;

b. that brokerage commissions over and above those allowed by Rule 12b-1 were used to pay for the "Tier 1 programs";

c. that brokerage payments were directed to UBS to satisfy the "Tier 1" arrangements and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Tier 1 Funds Rule 12b-1 Plan; and

d. that such revenue sharing payments created undisclosed conflicts of interest.

Material Omissions Regarding 12b-1 Fees

97. With respect to statements regarding 12b-1 fees, the March 1, 2003 SAI for the Hartford Mutual Funds, Inc. is identical in substance to all Tier 1 Fund SAIs issued during the Class Period in that it states the following with respect to 12b-1 fees:

> General Distribution fees paid to HIFSCO may be spent on any activities or expenses primarily intended to result in the sale of the applicable Company's shares including: (a) payment of initial and ongoing commissions and other compensation payments to brokers, dealers, financial institutions or others who sell each Fund's shares, (b) compensation to employees of HIFSCO, (c)

> compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of HIFSCO incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information, (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, i.e., advertisements and sales literature, and (e) other distribution-related expenses and for the provision of personal service and/or the maintenance of shareholder accounts. These plans are considered compensation type plans which means that the Funds pay HIFSCO the entire fee regardless of HIFSCO's expenditures.

The above statement is materially false and misleading in that it fails to state that Hartford used 12b-1 fees to participate in "Tier 1 programs" at UBS to provide kickbacks to UBS for directing their clients into Tier 1 Funds. Additionally, the above statement is materially false and misleading for the following reasons:

a. that investor assets were used to pay UBS to satisfy bilateral arrangements between the Tier 1 Funds and UBS known as the "Tier 1" programs whereby the broker steered clients into the Tier 1 Funds;

b. that brokerage commissions over and above those allowed by Rule 12b-1 were used to pay for the "Tier 1" program;

c. that brokerage payments were directed to UBS to satisfy the "Tier 1" arrangements and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Defendants' Rule 12b-1 Plan; and

d. that such revenue sharing payments created undisclosed conflicts of interest.

Defendants' Recent Website Statement Concerning Revenue Sharing Arrangements is Still Inadequate

98. In light of recent regulatory investigation into the illegal, but widespread practice of revenue sharing, Defendants began to disclose certain arrangements on their website regarding

the formulas they used with Tier 1 Funds in 2005. Defendants' website disclosure, last revised in June 2005, purports to set out the formula that Defendants generally use for these revenue sharing arrangements, but fails to provide enough information for investors to understand the impact of these arrangements on their individual investments. USB Financial Services Inc., http://financialservicesinc.ubs.com/Home/PWSmain/0,1093,SE80-L11294-L22809-EN2809,00.html (last visited Sept. 29, 2005).

99. Defendants' website further states that so-called "alternative" types of payments are also made for preferred treatment by UBSFS, but fails to explain what type of payments they are or what type of payment each fund family makes.

DEFENDANT DIRECTORS INADEQUATELY DISCLOSED THE BASIS OF APPROVING THEIR ADVISORY CONTRACTS TO CONCEAL THEIR FRAUDULENT BEHAVIOR

100. The SEC requires SAIs to disclose the basis for their approval by its board of directors of an existing advisory contracts. The Form N-1A Registration Statement, item 13, requires that a fund's SAI:

> "Discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board of directors approving the existing investment advisory contract. If applicable, include a discussion of any benefits derived or to be derived by the investment Advisor from the relationship with the fund such as soft dollars arrangements by which brokers provide research to the Fund or its investment Advisor for allocating Fund brokerage."
>
> The instruction to the item states:
>
> "Conclusory statements or a list of factors will not be considered sufficient disclosure. The discussion should relate the factors to the specific circumstances of the Fund and the investment advisory contract."

Here, the Directors, in an effort to conceal their reckless and fraudulent behavior, breached their fiduciary duties to investors by inadequately disclosing the basis for their approval of the advisory contract. As stated in the UBS Funds' SAI:

> In considering the continuance of the Advisory Agreements, the Trustees analyzed the nature, quality and scope of the Advisor's and Sub-Advisor's services, the revenues received and expenses incurred (actual and projected) by the Advisor and the Sub-Advisor in performing the services required under the Advisory Agreements and the cost allocation methods used in calculating such expenses. The Trustees considered the fees paid to the Advisor under the Advisory Agreements, as well as any compensation paid to the Advisor, Sub-Advisor or their affiliates for other non-advisory services provided to the Funds. In addition, the Trustees reviewed the Funds' fees and expense ratios in comparison to the fees and expenses of comparable funds. The Trustees also reviewed the Advisor's and the Sub-Advisor's profitability in managing the Funds; possible economies of scale to the Advisor; and the ability of the Advisor to continue to perform the services contemplated under the Advisory Agreements.

CLASS ACTION ALLEGATIONS

101. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class of all persons or entities who held shares or like interests in any of the Tier 1 Funds between May 1, 2000 and April 30, 2005, inclusive, and who were damaged thereby. Excluded from the class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest (the "Class").

The Class is divided into the following subclasses, defined above: the Purchasers Subclass, the Holders Subclass, the State Law Holders Subclass, and the Financial Plans Subclass.

102. The members of the Class and each Subclass are so numerous that joinder of all members is impracticable. While the exact number of the Class and Subclass members is

unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class and Subclasses. Record owners and other members of the Class and Subclasses may be identified from records maintained by the Tier 1 Funds and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions. Plaintiff's claims are typical of the claims of the members of the Class and Subclasses as all members of the Class and Subclasses are similarly affected by Defendants' wrongful conduct in violation of federal securities laws, or New York State law, or common law that is complained of herein.

103. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. Whether the federal securities laws were violated by Defendants' acts as alleged herein;

b. Whether the Investment Company Act was violated by Defendants' acts as alleged herein;

c. Whether the Investment Advisor Defendants beached their fiduciary duty to the Holders Subclass as alleged herein;

d. Whether the New York General Business Law was violated by Defendants' acts as alleged herein; and

e. To what extent the members of the Class have sustained damages and the proper measure of such damages.

104. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as

the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SECURITIES ACT CLAIMS

COUNT I

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST DEFENDANT UBS FOR VIOLATION OF SECTION 12(a)(2) OF THE SECURITIES ACT

105. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

106. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Purchasers Subclass against UBSFS for UBSFS's failure to disclose sales practices that created an insurmountable conflict of interest.

107. UBSFS was the seller, or the successor in interest to the seller, within the meaning of the Securities Act, for one or more of the Tier 1 Fund shares sold to members of the Purchasers Subclass because it either: (a) transferred title of shares of the Tier 1 Funds to members of the Purchasers Subclass; (b) transferred title to shares of the Tier 1 Funds to the Tier 1 Funds' distributors that in turn sold shares of the Tier 1 Funds as agents for the Tier 1 Funds; and/or (c) solicited the purchase of shares of the Tier 1 Funds by members of the Purchasers Subclass.

108. During its sale of the Tier 1 Funds to members of the Purchasers Subclass, UBSFS failed to disclose the directed brokerage and other improper inducements alleged herein

that its Financial Advisors and firm received. These inducements created an insurmountable conflict of interest. UBS also caused to be issued to members of the Purchaser Subclass the Prospectuses that failed to disclose that fees and commissions from the Tier 1 Funds would be used to pay brokers for directing investors into the Tier 1 Funds.

109. As set forth herein, when they became effective, most Tier 1 Funds' Prospectuses were misleading as they omitted the following material facts:

a. that the Investment Advisors to the Tier 1 Funds authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Advisors to the Tier 1 Funds directed brokerage payments to firms that favored the Tier 1 Funds, which was a form of marketing that was not disclosed in or authorized by the Funds Rule 12b-1 plans;

c. that most of the Tier 1 Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Tier 1 Funds' directors and trustees and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to the Tier 1 Funds, the Investment Advisors to the Tier 1 Funds were knowingly aiding and abetting breaches of fiduciary duty, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Tier 1 Funds to new investors were not passed on to the Tier 1 Funds' investors; on the contrary, as the Tier 1 Funds grew, fees charged to the Tier 1 Funds' investors continued to increase; and

f. that the Investment Advisors to the Tier 1 Funds improperly used soft dollars and excessive commissions, paid from the Tier 1 Funds assets, to pay for overhead expenses, the cost of which should have been borne by the Investment Advisors to the Tier 1 Funds and not the Tier 1 Funds' investors.

110. The Tier 1 Fund shares sold to members of the Purchasers Subclass were sold through the use of interstate communication, the use of interstate commerce, and the use of the United States Mail.

111. The Tier 1 Fund shares were sold through the use of prospectuses, which contained untrue statements of material fact or omitted to state material facts necessary in order to make the statements made not misleading.

112. The defendants named in this Count cannot prove that they did not know or, in the exercise of reasonable care, could not have known of the untruth or omission described in the preceding paragraphs.

113. By reason of the conduct alleged herein, each defendant violated Section 12(a)(2) of the Securities Act. As a direct and proximate result of defendants' conduct, Plaintiff and the other members of the Purchasers Subclass suffered substantial damage in connection with the purchase of Tier 1 Fund shares, and are entitled to rescission.

COUNT II

AGAINST DEFENDANTS UBS AND UBSFS ON BEHALF OF THE PURCHASERS SUBCLASS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

114. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

115. This claim is brought pursuant to Section 15 of the Securities Act against UBS as control persons of UBSFS. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the prospectuses, public filings, press releases and other publications are the collective actions of UBS.

116. Defendant UBSFS is liable under Section 12 of the Securities Act as set forth herein.

117. UBS was a "control person" of Defendant UBSFS within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the UBS Tier 1 Funds. Defendant UBS, directly and indirectly, had and exercised the power and authority to cause Defendant UBSFS to engage in the wrongful conduct complained of herein. UBS issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the prospectuses.

118. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Defendant UBS is liable to Plaintiff and the other members of the Purchasers Subclass to the same extent as Defendant UBSFS for its primary violations of Section 15 of the Securities Act.

119. By virtue of the foregoing, Plaintiff and other Class members are entitled to rescission.

COUNT III

AGAINST ALL DEFENDANTS FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER ON BEHALF OF THE PURCHASERS SUBCLASS

120. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

121. During the Class Period, UBSFS carried out a plan, scheme and course of conduct that was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other members of the Purchasers Subclass as alleged herein and caused Plaintiff and other members of the Purchasers Subclass to purchase Tier 1 Funds at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

122. UBSFS (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of conduct that operated as a fraud and deceit upon the purchasers of the Tier 1 Funds, including Plaintiff and other members of the Purchasers Subclass, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. UBSFS are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

123. UBSFS, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Tier 1 Funds' operations, as specified herein.

124. UBSFS employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excess fees and commissions paid to them as a result of its undisclosed competitions to peddle the Tier 1 Funds and thereby engaged in transactions, practices and a course of conduct that operated as a fraud and deceit upon Plaintiff and the members of the Purchasers Subclass.

125. UBSFS had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

126. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Tier 1 Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by UBSFS, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by UBSFS but not disclosed in public statements by UBSFS during the Class Period, Plaintiff and the other members of the Purchasers Subclass acquired the shares or interest in the Tier 1 Funds during the Class Period at distorted prices and were damaged thereby.

127. At the time of said misrepresentations and omissions, Plaintiff and the other members of the Purchasers Subclass were ignorant of their falsity, and believed them to be true. Had Plaintiff and other members of the Purchasers Subclass known the truth concerning the Tier

1 Funds' operations, which UBSFS did not disclose, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares during the Class Period, they would not have done so at the distorted prices that they paid.

128. By virtue of the foregoing, UBSFS have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

129. As a direct and proximate result of UBSFS's wrongful conduct, Plaintiff and the other members of the Purchasers Subclass suffered damages in connection with their purchases and acquisitions of Tier 1 Funds during the Class Period.

COUNT IV

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST DEFENDANT UBS FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

130. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

131. This claim is brought on behalf of the Purchasers Subclass pursuant to Section 20(a) of the Exchange Act against UBS Defendants as a control person of UBSFS.

132. UBS acted as a controlling person of the Tier 1 Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of its operational and management control of the Tier 1 Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, UBS had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the UBSFS, including the content and dissemination of the various statements that Plaintiff contends are false and misleading. UBS had the ability to prevent the issuance of the statements alleged to be false and misleading or could have caused such statements to be corrected.

133. In particular, UBS had direct and supervisory involvement in the operations of UBSFS and, therefore, is presumed to have had the power to control or influence the particular transaction giving rise to the securities violations as alleged herein, and to have exercised the same.

134. As set forth above, UBS and UBSFS each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of its position as a controlling person UBS is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of UBS Defendants' wrongful conduct, Plaintiff and other members of the Purchasers Subclass suffered damages in connection with their purchases of Tier 1 Funds securities during the Class Period.

ICA CLAIMS

COUNT V

ON BEHALF OF THE HOLDERS SUBCLASS AGAINST THE INVESTMENT ADVISOR DEFENDANTS AND DIRECTOR DEFENDANTS FOR VIOLATIONS OF SECTION 34(b) OF THE ICA

135. Plaintiff repeats and realleges each and every allegation contained above, except that, *for purposes of this claim*, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

136. This Count is asserted against the Investment Advisor Defendants in their role as Investment Advisors to the Funds and against the Director Defendants for their role in the creation of the materially false and misleading UBS Fund Prospectuses.

137. The Investment Advisor Defendants and Director Defendants omitted to state facts necessary to prevent statements in registration statements and reports filed and disseminated pursuant to the Investment Company Act, in light of the circumstances under which

they were made, from being materially false and misleading. The Investment Advisor Defendants and Director Defendants failed to disclose the following:

a. that the Investment Advisor Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services known as "Tier 1" and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Advisor Defendants and/or the Distributor Defendant compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

c. that the Investment Advisor Defendants and/or the Distributor Defendant directed brokerage payments to firms that favored the UBS Funds, which constituted a form of marketing that was not disclosed in or authorized by the Funds' Rule 12b-1 Plans;

d. that UBS Funds' Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12(b) of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

e. that by paying brokers to aggressively steer their clients to the UBS Funds, the Investment Advisor Defendants and/or the Distributor Defendant were knowingly and/or recklessly aiding and abetting breaches of fiduciary duties, and profiting from the brokers' improper conduct;

f. that any economies of scale achieved by marketing of the UBS Funds to new investors were not passed on to the UBS Funds' investors; on the contrary, as the Funds grew, fees charged to the UBS Funds' investors continued to increase;

g. that Defendants improperly used soft dollars and excessive commissions, paid from the UBS Fund investors' assets, to pay for overhead expenses the cost of which should have been borne by the Investment Advisor and Distributor Defendants and not the Funds' investors; and

h. that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Advisor Defendants and that, as a consequence, the Investment Advisor Defendants were able to systematically skim millions and millions of dollars from the UBS Fund investors.

138. By reason of the conduct described above, the Investment Advisor Defendants and the Director Defendants violated Section 34(b) of the Investment Company Act.

139. As a direct, proximate and foreseeable result of the Investment Advisor Defendants' and the Director Defendants' violation of Section 34(b) of the Investment Company Act, the Funds' investors have incurred damages.

140. Plaintiff and other members of the Holders Subclass have been especially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by shareholders as a result of being induced to hold the UBS Funds, rather than by the UBS Funds themselves.

141. The Investment Advisor Defendants and Director Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce

and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT VI

ON BEHALF OF THE HOLDERS SUBCLASS AGAINST THE DISTRIBUTOR DEFENDANT, THE INVESTMENT ADVISOR DEFENDANTS AND THE DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(a) OF THE ICA

142. Plaintiff and the other members of the Holder Subclass repeat and reallege allegations 1 through 104, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

143. This Count is brought against the Distributor Defendant, the Investment Advisor Defendants and the Director Defendants for breach of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

144. The Distributor Defendant, the Investment Advisor Defendants and the Director Defendants had a fiduciary duty to the member of the Holders Subclass.

145. The Distributor Defendant, the Investment Advisor Defendants and the Director Defendants violated Section 36(a) by improperly charging investors in the UBS Funds purported Rule 12b-1 marketing fees, and by drawing on assets of the UBS Funds' investors to make undisclosed payments of soft dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

146. By reason of the conduct described above, the Distributor Defendant, the Investment Advisor Defendants and the Director Defendants violated Section 36(a) of the Investment Company Act.

147. As a direct, proximate and foreseeable result of the Distributor Defendant's, the Investment Advisor Defendants' and the Director Defendants' breaches of fiduciary duty in their roles as principal underwriter, Investment Advisors, and Directors and Officers, respectively, to the Funds' investors, the members of the Holders Subclass have incurred millions of dollars in damages.

148. Members of the Holders Subclass, in this count, seek to enjoin Defendants from engaging in such practices in the future as well as recover improper Rule 12b-1 fees, soft dollars, excessive commissions, directed brokerage, directors' compensation and the management fees charged the Funds by the Distributor Defendant, the Investment Advisor Defendants and the Director Defendants.

COUNT VII

AGAINST THE INVESTMENT ADVISOR DEFENDANTS, DISTRIBUTOR DEFENDANTS AND TRUSTEE DEFENDANTS PURSUANT TO SECTION 36(b) OF THE ICA ON BEHALF THE PROPRIETARY FUNDS

149. Plaintiff and other members of the Class repeat and reallege allegations 1 through 104, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

150. This Count is brought by the Class against the Distributor Defendant the Investment Advisor Defendants and the Trustee/Officer Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

151. The Distributor Defendant, the Investment Advisor Defendants, and the Trustee/Officer Defendants had a fiduciary duty to the Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Distributor Defendant, the Investment Advisor Defendants, and the Trustee/Officer Defendants.

152. The Distributor Defendant, the Investment Advisor Defendants, and the Trustee Defendants violated Section 36(b) by improperly charging investors in the Funds' purported Rule 12b-1 marketing fees. Furthermore, these Defendants improperly failed to disclose to investors the conflicts of interest regarding fee arrangements, which harmed Plaintiff. These Defendants caused the Funds and their investors to pay inflated commissions (including soft dollar payments) and recouped from the Funds and their investors, through management and other fees, the cost of any revenue sharing payments purportedly made from advisor or distributor assets. These Defendants also charged excessive advisory fees under 36(b) because they improperly inflated management fees and shifted expenses from the Investment Advisors to the Funds' investors without a corresponding reduction in their management fees to reflect that shift in expense.

153. By reason of the conduct described above, the Distributor Defendants, the Investment Advisor Defendants, and the Trustee/Officer Defendants violated Section 36(b) of the Investment Company Act.

COUNT VIII

ON BEHALF OF THE HOLDERS SUBCLASS AGAINST UBS AS CONTROL PERSON OF THE DISTRIBUTOR DEFENDANT AND THE INVESTMENT ADVISOR DEFENDANTS FOR VIOLATION OF SECTION 48(a) OF THE ICA

154. Plaintiff and the other members of the Holder Subclass repeat and reallege allegations 1 through 104, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

155. This Count is brought pursuant to Section 48(a) of the Investment Company Act against UBS, who caused the Distributor Defendant and the Investment Advisor Defendants to commit the violations of the Investment Company Act alleged herein.

156. The Distributor Defendant is liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act to the Funds as set forth herein.

157. The Investment Advisor Defendants are liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act as set forth herein.

158. By virtue of its position and/or authority over the Investment Advisor Defendants and/or Distributor Defendant – UBS, directly and indirectly, had, and exercised, the power and authority to cause the Distributor Defendant and/or the Investment Advisor Defendants to engage in the wrongful conduct complained of herein.

159. Pursuant to Section 48(a) of the Investment Company Act, UBS is liable to Plaintiff to the same extent as are the Distributor Defendant and the Investment Advisor Defendants for their primary violations of Sections 34(b), 36(a) and 36(b) of the Investment Company Act.

160. By virtue of the foregoing, the Funds, Plaintiff and members of the Holders Subclass are entitled to damages against UBS.

COUNT IX

ON BEHALF OF THE STATE LAW HOLDERS SUBCLASS AND THE FINANCIAL PLANS SUBCLASS AGAINST THE INVESTMENT ADVISOR DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

161. Members of the Holders Subclass and the Financial Plans Subclass repeat and reallege allegations 1 through 104, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

162. As Advisors to the UBS Funds, the Investment Advisor Defendants were fiduciaries to members of the Holders Subclass and the Financial Plans Subclass and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

163. As set forth above, the Investment Advisor Defendants breached their fiduciary duties to members of the Holders Subclass and the Financial Plans Subclass.

164. Members of the Holders Subclass and the Financial Plans Subclass have been injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Advisor Defendants and have suffered substantial damages.

165. Because the Investment Advisor Defendants acted with reckless and willful disregard for the rights of members of the Holders Subclass, the Investment Advisor Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT X

ON BEHALF OF THE STATE LAW HOLDERS SUBCLASS AND THE FINANCIAL PLAN SUBCLASS AGAINST THE TRUSTEE DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

166. Members of the Holders Subclass and the Financial Plans Subclass repeat and reallege each of the preceding allegations as though fully set forth herein.

167. As UBS Funds Trustees, the Trustee Defendants had a fiduciary duty to the UBS Funds and UBS Funds' investors to supervise and monitor the Investment Advisor Defendants.

168. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Advisor Defendants from: (1) charging the UBS Funds and UBS Funds' investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of soft dollars; (3) making

unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the UBS Funds for excessive and improper commission payments to brokers and financial advisors.

169. Members of the Holders Subclass and the Financial Plans Subclass have been injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Advisor Defendants and have suffered substantial damages.

170. Because the Investment Advisor Defendants acted with reckless, willful and wanton disregard for the rights of members of the Holders Subclass and the Financial Plan Subclass, the Investment Advisor Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT XI

FOR VIOLATIONS OF THE NEW YORK GENERAL BUSINESS LAW § 349 ON BEHALF OF THE FINANCIAL PLAN SUBCLASS AGAINST ALL DEFENDANTS

171. Members of the Financial Plan Subclass hereby reallege and incorporate by reference all paragraphs previously alleged herein. Pursuant to Section 349(h) of New York's General Business Law, members of the Financial Plan Subclass assert this cause of action against each and every Defendant on behalf of themselves and the Financial Plan Subclass for violations of Section 349 of New York's General Business Law ("Section 349").

172. As set forth herein, Defendants' acts, practices, representations, statements, omissions, and courses of conduct with respect to the advertising, marketing, and sale of financial plans violate Section 349 in that, among other things:

(a) Defendants misrepresented, and continue to misrepresent, that they provide personalized, objective financial advice and recommendations;

(b) Defendants misrepresented, and continue to misrepresent, that their financial advice and recommendations are intended exclusively to promote clients' best interests;

(c) Defendants inadequately disclosed and/or concealed, and continue to inadequately disclose and/or conceal, conflicts of interest, including that their financial advice and recommendations were designed to generate fees and sales commissions and increase assets under Defendants' management without regard to the client's best interest;

(d) Defendants inadequately disclosed and/or concealed, and continue to inadequately disclose and/or conceal that their financial advice and recommendations were intended to induce clients to purchase Defendants' financial products without regard to the client's best interest;

(e) Defendants' advertisements and marketing practices fail to disclose, inadequately disclose, and/or conceal material information regarding hidden costs and fees and conflicts of interest;

(f) Defendants' advertising and marketing practices were and are likely to mislead, deceive, and/or damage consumers.

173. Defendants' omissions, misrepresentations and practices alleged with respect to the financial plans were unfair and deceptive when made and were made with the intent to, and did, (a) deceive Plaintiff and the members of the Financial Plan Subclass, and (b) induce Plaintiff and members of the Financial Plan Subclass to purchase funds through the Financial Plans offered by Defendants, in violation of Section 349.

174. Members of the Financial Plan Subclass never knew, nor could they have known, of Defendants' omissions, misrepresentations, and unlawful practices with respect to the advertising, marketing, and sale of Defendants' financial plans.

175. As a direct and proximate result of Defendants' misrepresentations, misleading statements, and/or deceptive practices, in violation of Section 349, the members of the Financial

Plan Subclass have been injured and suffered harm in that, among other things, members of the Financial Plan Subclass have purchased Defendants' financial plans when they otherwise would not have and/or the Financial Plan Subclass members paid more for the Financial Plans than they otherwise would have.

176. Pursuant to Section 349(h) of New York's General Business Law, the members of the Financial Plan Subclass are entitled to damages against all Defendants and an order permanently enjoining Defendants from engaging in the unlawful practices described herein, as well as recovery of attorneys' fees and costs of the litigation.

COUNT XII

FOR VIOLATIONS OF NEW YORK GENERAL BUSINESS LAW § 350 ON BEHALF OF THE FINANCIAL PLAN SUBCLASS AGAINST ALL DEFENDANTS

177. Plaintiff and other members of the Financial Plan Subclass repeat and reallege allegations 1 through 104. Pursuant to Section 350-e(3) of New York's General Business Law, members of the Financial Plan Subclass assert this cause of action against each and every Defendant on behalf of themselves and the Financial Plan Subclass for violations of Sections 350 of New York's General Business Law ("Section 350").

178. As set forth herein, Defendants' acts, practices, representations, statements, omissions, and courses of conduct with respect to the advertising, marketing, and sale of Financial Plans violate Section 350 in that, among other things:

(a) Defendants misrepresented, and continue to misrepresent, that they provide personalized, objective financial advice and recommendations in the advertising and marketing of their financial plans and members of the Financial Plan Subclass relied on these misrepresentations in purchasing their Financial Plans;

(b) Defendants misrepresented, and continue to misrepresent, in the advertising and marketing of their financial plans that their financial advice and recommendations are intended exclusively to promote clients' best interests and members of the Financial Plan Subclass relied on these misrepresentations in purchasing their Financial Plans;

(c) Defendants' advertisements and marketing practices fail to disclose, inadequately disclose, and/or conceal material information;

(d) Defendants' advertising and marketing practices were and are likely to mislead, deceive, and/or damage consumers.

179. Defendants' omissions, misrepresentations and practices alleged with respect to the Financial Plans were misleading and deceptive when made and were made with the intent to, and did, (a) deceive the members of the Financial Plan Subclass, and (b) induce members of the Financial Plan Subclass to purchase the Financial Plans offered by Defendants, in violation of Section 350.

180. The members of the Financial Plan Subclass never knew, nor could they have known, of Defendants' omissions, misrepresentations, and unlawful practices with respect to the advertising, marketing, and sale of Defendants' financial plans.

181. As a direct and proximate result of Defendants' misrepresentations, misleading statements, and/or deceptive practices, in violation of Section 350, members of the Financial Plan Subclass have been injured and suffered harm in that, among other things, the members of the Financial Plan Subclass have purchased Defendants' Financial Plans when they otherwise would not have and/or the Financial Plan Subclass have paid more for the financial plans than they otherwise would have.

182. Pursuant to Section 350-e(3) of New York's General Business Law, Plaintiff and the other members of the Financial Plan Subclass are entitled to damages against all Defendants and an order permanently enjoining Defendants from engaging in the unlawful practices described herein, as well as recovery of attorneys' fees and costs of the litigation.

REQUEST FOR ORDER PRESERVING ELECTRONIC MAIL RELATED TO THE ABOVE MENTIONED ACTION

183. On July 13, 2005 the SEC entered a cease-and-desist order against UBS Securities LLC for violating the record-keeping requirements of Section 17(a)(1) of the Exchange Act and Rule 17a-4. UBS failed to preserve for three years (July 1, 1999 to June 30, 2002), the first two years of which the records should be in an easily accessible place, all electronic mail communications (including inter-office memoranda and communications) received and sent by its employees that related to its business as a member of an exchange, broker or dealer. The SEC, NYSE, and NASD discovered UBS lacked adequate systems or procedures to ensure the preservation of electronic mail during their investigation of the company's research and investment banking activity. As a result, UBS agreed to pay penalties and fines totaling $2.1 million to proceedings and actions taken by the SEC, NYSE, and NASD. In light of Defendants' failure to maintain adequate systems for preserving emails, Plaintiff respectfully requests the Court order that all documents related to the allegations set forth herein be adequately preserved.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment as follows:

a. Determining that this action is a proper class action and appointing Plaintiff as Lead Plaintiff and Plaintiff's counsel as Lead Counsel for the Class and certifying Plainitff as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

b. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

c. Awarding Plaintiff and other members of the Class rescission of their contracts with the Advisors, including recovery of all fees which would otherwise apply and recovery of all fees paid to the Advisors pursuant to such agreements;

d. Issuing an order permanently enjoining Defendants from continuing to engage in the unlawful practices described herein;

e. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

f. Awarding Plaintiff and other members of the Class punitive damages in an amount to be proven at trial, including interest thereon;

g. Ordering that all documents related to the allegations set forth herein be adequately preserved by Defendants; and

h. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: September 30, 2005

Respectfully submitted,

MILBERG WEISS BERSHAD & SCHULMAN LLP

Steven G. Schulman (SS-2561)
Jerome M. Congress (JC-2060)
Janine L. Pollack (JP-0178)
Kim E. Miller (KM-6996)
Michael R. Reese (MR-3183)
Tatiana V. Rodriguez (TR-7922)
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

STULL, STULL & BRODY
Jules Brody (JB-9151)
Mark Levine (ML-9620)
6 East 45th Street
New York, New York 10017

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202

Plaintiff's Counsel

DOCS\313740v1

PLAINTIFF'S CERTIFICATION - **UBS-AG Mutual Fund Securities Litigation**

Barbara Barrett ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as a lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action.

4. Plaintiff's transactions during the Class Period (May 1, 2000-April 30, 2005) are as follows: (please include only one transaction per line)

Name of Fund and Fund Trading Symbol	# of Shares involved in Transaction	Indicate either Purchase (P) or Sale (S)	Price Per Share	Trade Date of Purchase or Sale
SEE	ATTACHED			

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as a representative party.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 13 day of September 2005.

Barbara Barrett

Schedule A
Barbara Barrett Transaction(s) in
UBS-AG MUTUAL FUNDS

Ticker		Purchase(s): Date	Shares	Price
AMPFX	American Funds AMCAP Fund Class F	2/19/04	10,657.1550	17.4100
AMPFX	American Funds AMCAP Fund Class F	12/6/04	12.5420	17.9300
AMPFX	American Funds AMCAP Fund Class F	12/6/04	74.2970	17.9300
AEGFX	American Funds Euro Pacific Fund Class F	2/19/04	3,866.8440	31.7700
AEGFX	American Funds Euro Pacific Fund Class F	12/21/04	57.2580	34.2600
LAFFX	Lord Abbett Affiliated Fund Cl A	2/19/04	13,273.7650	14.0000
LAFFX	Lord Abbett Affiliated Fund Cl A	5/25/04	50.0900	13.2500
LAFFX	Lord Abbett Affiliated Fund Cl A	8/24/04	49.7900	13.3800
LAFFX	Lord Abbett Affiliated Fund Cl A	11/26/04	46.7940	14.2900
LAFFX	Lord Abbett Affiliated Fund Cl A	11/26/04	18.7170	14.2900
LAFFX	Lord Abbett Affiliated Fund Cl A	12/23/04	23.2390	14.6900
LAFFX	Lord Abbett Affiliated Fund Cl A	2/15/05	23.4530	14.5800
LAVLX	Lord Abbett Mid Cap Value Fund Value Fund A	2/19/04	6,871.4150	19.9400
LAVLX	Lord Abbett Mid Cap Value Fund Value Fund A	12/23/04	19.0500	22.4000
LAVLX	Lord Abbett Mid Cap Value Fund Value Fund A	12/23/04	204.8230	22.4000
LAVLX	Lord Abbett Mid Cap Value Fund Value Fund A	2/3/05	24.8350	21.5700
LAVLX	Lord Abbett Mid Cap Value Fund Value Fund A	2/3/05	140.7870	21.5700
PRTNX	Pimco Real Return Fund Class A	2/19/04	10,787.3470	11.6300
PRTNX	Pimco Real Return Fund Class A	3/1/04	1.5260	11.6300
PRTNX	Pimco Real Return Fund Class A	4/1/04	21.0420	11.7900
PRTNX	Pimco Real Return Fund Class A	5/3/04	55.0790	11.1900
PRTNX	Pimco Real Return Fund Class A	6/1/04	55.4220	11.3100
PRTNX	Pimco Real Return Fund Class A	7/1/04	41.1230	11.2700
PRTNX	Pimco Real Return Fund Class A	8/2/04	60.5770	11.3300
PRTNX	Pimco Real Return Fund Class A	9/1/04	38.4050	11.5700
PRTNX	Pimco Real Return Fund Class A	10/1/04	6.8210	11.5800
PRTNX	Pimco Real Return Fund Class A	11/1/04	6.9810	11.7000
PRTNX	Pimco Real Return Fund Class A	12/1/04	27.0270	11.6800
PRTNX	Pimco Real Return Fund Class A	12/14/04	267.6540	11.4500
PRTNX	Pimco Real Return Fund Class A	12/14/04	44.9680	11.4500
PRTNX	Pimco Real Return Fund Class A	1/3/05	54.9110	11.4900
PRTNX	Pimco Real Return Fund Class A	2/1/05	11.5770	11.4400
PRTNX	Pimco Real Return Fund Class A	3/1/05	6.6340	11.4000
PRTNX	Pimco Real Return Fund Class A	4/1/05	7.2780	11.4200
TAHYX	Pioneer High Yield Fund Class A	2/19/04	6,130.0660	12.1000
TAHYX	Pioneer High Yield Fund Class A	3/2/04	7.1960	12.1000
TAHYX	Pioneer High Yield Fund Class A	4/2/04	31.4710	12.0900
TAHYX	Pioneer High Yield Fund Class A	5/4/04	34.1900	11.7300
TAHYX	Pioneer High Yield Fund Class A	6/2/04	35.5970	11.5000
TAHYX	Pioneer High Yield Fund Class A	7/2/04	35.5300	11.5900
TAHYX	Pioneer High Yield Fund Class A	8/3/04	35.9410	11.5200
TAHYX	Pioneer High Yield Fund Class A	9/2/04	35.9560	11.5800
TAHYX	Pioneer High Yield Fund Class A	10/4/04	35.7030	11.7300
TAHYX	Pioneer High Yield Fund Class A	11/2/04	32.0410	11.7300
TAHYX	Pioneer High Yield Fund Class A	11/30/04	99.1630	11.5200
TAHYX	Pioneer High Yield Fund Class A	12/2/04	25.9910	11.4900
TAHYX	Pioneer High Yield Fund Class A	12/7/04	30.0000	11.4900

TAHYX	Pioneer High Yield Fund Class A	1/4/05	15.7040	11.6100
TAHYX	Pioneer High Yield Fund Class A	2/2/05	14.8270	11.4400
TAHYX	Pioneer High Yield Fund Class A	3/2/05	14.6420	11.6300
TAHYX	Pioneer High Yield Fund Class A	4/4/05	15.2650	11.2100

Ticker	Fund Name	Sale(s): Date	Shares	Price
TAHYX	Pioneer High Yield Fund Class A	11/19/04	3,161.8890	11.8600